                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.3)*


                        IDEC PHARMACEUTICALS CORPORATION
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                                (Name of Issuer)


                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    004493701
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                                 (CUSIP Number)

                Donald F. Parman, SmithKline Beecham Corporation
                   One Franklin Plaza, Philadelphia, PA 19102
                             Telephone 215-751-7633
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                February 21, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 857304100                                            PAGE 2 OF 6 PAGES

--------------------------------------------------------------------------------

This Amendment No. 3 amends and supplements the Statement on Schedule 13D manually filed with the Securities and Exchange Commission (the "Commission") on April 24, 1995 (the "Initial Statement") filed jointly by SmithKline Beecham plc, SmithKline Beecham Corporation, and S.R. One, Limited; Amendment No. 1 electronically filed on September 26, 1996; and Amendment No. 2 electronically filed on December 13, 1996 with respect to ownership of securities of IDEC Pharmaceuticals Corporation.

The undersigned hereby amends and supplements Item 5 of the Initial Statement by the following information (capitalized terms used herein without definition shall have the same meaning as set forth in the Initial Statement.


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SmithKline Beecham plc
      98-0101920
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /x/
                                                                         (b) / /
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

      WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

      England

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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING              None
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                        -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      CO
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
                                  SCHEDULE 13D

CUSIP NO. 0004493701                                           Page 3 of 6 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SmithKline Beecham Corporation
      23-1099050
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /x/
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Pennsylvania

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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               1,105,860
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING              None
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                  1,105,860
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,105,860
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                                                               Page 4 of 6 Pages




Item 1.  Security and Issuer.


Item 2.  Identity and Background.


Item 3.  Source and Amount of Funds or Other Consideration.


Item 4.  Purpose of Transaction.

                                                               Page 5 of 6 Pages






Item 5.  Interest in Securities of the Issuer.

                  (a)  Amount and Percent Beneficially Owned

                  Registered Name                      No. of Shares     Percent

                  SmithKline Beecham plc                       -0-           0%
                  SmithKline Beecham Corporation         1,105,860         6.1%
                                                                        _______

                              TOTAL                                        6.1%


                  (b)

                  (c) The reporting persons sold 885,000 shares of Common Stock in the open market in the following manner:

Registered Name                 Transaction Date      Number of Share    Price Per Share
SmithKline Beecham plc            February 5, 1997             70,000           $22.50
SmithKline Beecham plc            February 13, 1997            15,000           $22.25
SmithKline Beecham plc            February 14, 1997             7,500           $22.375
SmithKline Beecham plc            February 14, 1997            10,000           $22.50
SmithKline Beecham plc            February 18, 1997             2,500           $22.375
SmithKline Beecham plc            Feburary 20, 1997             2,000           $22.25
SmithKline Beecham plc            February 21, 1997            60,000           $22.50
SmithKline Beecham plc            February 21, 1997           150,000           $22.575
SmithKline Beecham plc            February 21, 1997           100,000           $22.625
SmithKline Beecham plc            February 21, 1997           145,000           $22.75
SmithKline Beecham plc            February 21, 1997            38,000           $22.875
                                                              _______
                                                              600,000

SmithKline Beecham Corporation    February 21, 1997             5,000           $23.00
SmithKline Beecham Corporation    February 24, 1997            50,000           $23.25
SmithKline Beecham Corporation    February 24, 1997           145,000           $23.625
SmithKline Beecham Corporation    February 24, 1997            50,000           $24.00
SmithKline Beecham Corporation    February 24, 1997             6,000           $24.25
SmithKline Beecham Corporation    February 25, 1997            29,000           $24.50
SmithKline Beecham Corporation    February 28, 1997            17,500           $24.50
SmithKline Beecham Corporation    February 28, 1997            25,000           $24.625
SmithKline Beecham Corporation    February 28, 1997             5,000           $24.750
SmithKline Beecham Corporation    February 28, 1997             2,500           $24.875
                                                              _______
                                                              335,000

                 (d)

                 (e)

Item 6.           Contracts, Arrangements, Understandings or
                  Relationship With respect to Securities of the Issuer.



Item 7.           Materials to be Filed as Exhibits.

                                                               Page 6 of 6 Pages




                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

                              SMITHKLINE BEECHAM PLC


                              By:   /s/Alison M. Horler
                                    ------------------------------
                                    Alison M. Horler
                                    Deputy Secretary

                              SMITHKLINE BEECHAM CORPORATION


                              By:   /s/Donald F. Parman
                                    ------------------------------
                                    Donald F. Parman
                                    Secretary




DATED:  March 3, 1997